DD
11/29/13

PUBLIC

SECURITIES
W

ANNUA

13026159

FORM X-17A-5
PART III

SEC
Processing
Section

NOV 27 2013

Washington, DC

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SEC FILE NUMBER
8- 05889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-12 (MM/DD/YY) AND ENDING 09-30-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
12/3/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on this 12th day of November, 2013
by Elaine Jennings Sabatino
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

LINDA LE
COMM. # 1907622
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP. NOV. 6, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **[None-Not Applicable]**
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2013

pwc

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2013

pwc

Independent Auditor's Report

To the Board of Directors of
Franklin/Templeton Distributors, Inc.:

We have audited the accompanying consolidated statement of financial condition of Franklin/Templeton Distributors, Inc. and its subsidiaries as of September 30, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Franklin/Templeton Distributors, Inc. and its subsidiaries at September 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

November 12, 2013

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2013

Assets		
Cash and cash equivalents	$	327,475,574
Sales and distribution fees receivable		181,539,363
Investment management fees receivable		47,609,492
Investments (including $23,036,892 at fair value)		33,247,908
Deferred sales commissions		48,690,144
Due from parent and affiliates		143,947,458
Property and equipment, net		1,107,145
Goodwill and other intangible assets		551,858,135
Other		5,197,719
Total Assets	$	1,340,672,938
Liabilities and Stockholder's Equity		
Liabilities		
Sales and distribution fees payable	$	130,064,620
Accounts payable and accrued expenses		97,686,617
Due to affiliates		27,795,560
Income taxes payable to parent		18,502,567
Income taxes payable to authorities		58,157,481
Deferred taxes, net		109,314,499
Total liabilities		441,521,344
Commitments and Contingencies (Note 12)		
Stockholder's Equity		
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding		2,355
Capital in excess of par value		348,341,088
Retained earnings		550,382,653
Accumulated other comprehensive income		425,498
Total stockholder's equity		899,151,594
Total Liabilities and Stockholder's Equity	$	1,340,672,938

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. ("FTDI" and collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). FTDI is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as the principal underwriter and distributor for various U.S.-registered mutual funds sponsored by Franklin for which it receives commissions and distribution fees.

FTDI's wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA"), Franklin Advisory Services, LLC, and Franklin Investment Advisory Services, LLC, are registered investment advisers with the SEC. These companies provide investment management services to investment funds, institutional accounts and separately-managed accounts sponsored by Franklin (collectively, the "sponsored investment products" or "SIPs").

Risks and Uncertainties

Global financial markets provided positive returns during the fiscal year ended September 30, 2013 ("fiscal year 2013"), however investors' ongoing economic concerns are likely to result in continued volatility.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") imposes additional restrictions, limitations and registration and reporting requirements on the Company's business and will likely result in increased scrutiny and oversight of its financial services and products as the various rules and regulations required for implementation continue to be adopted. Due to the complexity and broad scope of the Dodd-Frank Act and the time required for regulatory implementation, the Company is not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over the Company pursuant to the Dodd-Frank Act, or the impact of all of the changes in regulation.

The Financial Industry Regulatory Authority Conduct Rules limit the amount of aggregate sales charges that may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's Rule 12b-1 Plan to the Company. In 2010, the SEC proposed changes to Rule 12b-1 which, if adopted, could limit the Company's ability to recover expenses relating to the distribution of funds.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2013, which is the date that the consolidated statement of financial condition was issued.

On October 1, 2012, FTDI transferred its entire interest in the net assets of its subsidiary Franklin Templeton Institutional, LLC ("FTI") as a dividend to the parent in the amount of $17.5 million. The transfer had no impact on FTDI's net capital as determined under the SEC's Uniform Net Capital Rule 15c3-1 ("the Net Capital Rule").

Consolidation

The consolidated statement of financial condition includes the accounts of FTDI and its subsidiaries and variable interest entities ("VIEs") in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in an entity or when it is the primary beneficiary of a VIE. All material intercompany accounts and transactions have been eliminated.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment. The Company has a variable interest in one VIE, which is an investment entity, and its variable interest consists of its equity ownership interest in this entity.

The Company is the primary beneficiary of a VIE if it has the majority of the risks or rewards of ownership, which it determines using expected cash flow scenarios. The key estimates and assumptions used in the analysis include the amount of assets under management ("AUM") and investment management fee rates.

Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability.

The Company records a majority of its investments at fair value or amounts that approximate fair value on a recurring basis. Certain assets may also be measured at fair value on a nonrecurring

basis, generally resulting from write-downs of individual assets. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Cash and Cash Equivalents
Cash and cash equivalents consist of deposits with financial institutions and money market funds sponsored by Franklin. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

Investments
Investments consist of investment securities, available-for sale-and other investments. Investment securities, available-for-sale consist of debt securities of U.S. states and political subdivisions and are carried at fair value. Realized gains and losses are included in investment income using the average cost method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of the securities is determined using independent third-party broker or dealer price quotes, and they are classified as Level 2.

Other investments consist primarily of an equity investment in an entity over which the Company is unable to exercise significant influence and is not marketable. The investment is accounted for under the cost method. For disclosure purposes, the fair value of the investment is estimated based on its NAV.

Impairment of Investments
Investments are evaluated for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the entire impairment is recorded in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows, and is recognized in earnings. Losses related to all other factors are recognized in accumulated other comprehensive income.

Deferred Sales Commissions
Sales commissions paid to broker/dealers and other investment advisers in connection with the sale of shares of mutual funds sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution and service fee revenues and contingent deferred sales charges, generally over 12 months to 18 months, depending on share class.

The Company evaluates DCA for recoverability on a periodic basis using undiscounted cash flows expected to be generated from the related distribution and service fee revenues and contingent deferred sales charges. These evaluations involve the use of estimates and assumptions, including expected future market levels, average AUM and shareholder redemption rates.

Property and Equipment, Net
Property and equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 15 years. Leasehold

improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized over the estimated useful life of the software of three years beginning when the software project is complete and the application is put into production.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying value. When an asset is determined to not be recoverable, the impairment loss is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets
Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist of acquired mutual fund management contracts for which there is no foreseeable limit on the contract period and are determined to have an indefinite useful life.

Goodwill and indefinite-lived intangible assets are tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned.

Goodwill and indefinite-lived intangible assets may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the related reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed.

The quantitative goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of any impairment. In the second step, impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying value of the goodwill.

The quantitative indefinite-lived intangible assets impairment test compares the fair value of the asset to its carrying value. If the carrying value is higher than the fair value, impairment is recognized in the amount of the difference in values.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and AUM growth

rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

Income Taxes
The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns, with the exception of those included in the combined state returns of Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

One further exception to the separate company method applies to certain deferred tax liabilities related to long lived intangible assets. Franklin views these deferred tax liabilities as having an indefinite reversal nature. Pursuant to the Agreement, in years in which the Company generated tax losses, this deferred tax liability was settled by Franklin via a deemed capital contribution.

Consistent with the separate company method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. New Accounting Guidance

On October 1, 2012, the Company adopted new FASB amendments to the existing impairment guidance for goodwill and indefinite-lived intangible assets. The amendments permit a reporting entity to first assess qualitative factors to determine whether it is necessary to perform the annual quantitative impairment test for goodwill and indefinite-lived intangible assets. The adoption of these amendments did not have a material impact on the Company's consolidated statement of financial condition.

On October 1, 2012, the Company adopted new FASB guidance that requires additional quantitative disclosure about the significant unobservable inputs used for all Level 3 measurements. The new guidance did not have an impact on the Company's disclosures.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at September 30, 2013:

	Amount
Deposits with financial institutions	$ 4,348,831
Money market funds	323,126,743
Total	$ 327,475,574

Deposits with financial institutions include deposits with three financial institutions that exceed Federal Deposit Insurance Corporation insured limits by $3,848,031, representing a concentration of credit risk. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

5. Investments

Investments consisted of the following at September 30, 2013:

	Amount
Investment securities, available-for-sale	
Securities of U.S. states and political subdivisions	23,036,892
Other investments	10,211,016
Total	$ 33,247,908

The gross unrealized gains and losses relating to investment securities, available-for-sale at September 30, 2013 were as follows:

		Gross Unrealized		
	Cost Basis	Gains	Losses	Fair Value
Securities of U.S. states and political subdivisions	$ 22,294,877	$ 742,015	—	$ 23,036,892

The net unrealized holding losses on investment securities, available-for-sale included in accumulated other comprehensive income were $356,833 during fiscal year 2013. The tax effects of the net unrealized holding losses included in accumulated other comprehensive income were $177,170 during fiscal year 2013.

At September 30, 2013, contractual maturities of available-for-sale debt securities were as follows:

	Cost Basis	Fair Value
Due in one year or less	$ 4,669,416	$ 4,730,283
Due after one year through five years	17,625,461	18,306,609
Total	$ 22,294,877	$ 23,036,892

6. Fair Value Measurements

Assets measured at fair value on a recurring basis at September 30, 2013 consisted of debt securities of U.S. states and political subdivisions of $23,036,892 and were classified as Level 2. There were no transfers between levels during fiscal year 2013.

Financial instruments that were not measured at fair value at September 30, 2013 were as follows:

	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 327,475,574	$ 327,475,574
Other investments	10,211,016	12,981,168

7. Deferred Sales Commissions

Deferred sales commissions at September 30, 2013 were as follows:

	Gross Deferred Commission Assets	Accumulated Amortization	Net
Deferred sales commissions	$ 143,029,769	$ (94,339,625)	$ 48,690,144

8. Property and Equipment

Property and equipment consisted of the following at September 30, 2013:

	Amount	Useful Lives in Years
Furniture, software and equipment	$ 9,913,186	3 – 5
Leasehold improvements	2,136,833	10 –15
	12,050,019	
Less: accumulated depreciation and amortization	(10,942,874)	
Property and Equipment, Net	$ 1,107,145	

9. Goodwill and Other Intangible Assets

There were no changes in the carrying values of goodwill of $119,405,181 and indefinite-lived intangible assets of $432,452,954 during fiscal year 2013. The Company's annual impairment tests of goodwill and indefinite-lived intangible assets as of August 1, 2013 indicated that there was no impairment in the value of these assets. The fair value of the Company's reporting unit and its indefinite-lived intangible assets exceeded their carrying values by more than 75%.

10. Taxes on Income

In fiscal year 2013, income taxes payable for federal and state purposes were reduced by tax benefits of approximately $3.4 million associated with employee stock-based compensation plans. The benefits were recorded as an increase in capital in excess of par value.

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2013 were as follows:

	Amount
Deferred Tax Assets	
Deferred compensation and employee benefits	$ 17,091,299
Tax benefits for uncertain tax positions	6,172,803
Interest accrual	1,890,678
Net operating loss and tax credit carry-forwards	744,702
Other	414,992
Total deferred tax assets	26,314,474
Deferred Tax Liabilities	
Amortization of purchased intangibles	116,611,317
Deferred commissions	18,697,241
Unrealized gain on investment securities	320,415
Total deferred tax liabilities	135,628,973
Net Deferred Tax Liability	$ 109,314,499

At September 30, 2013, Franklin had fully utilized all of the Company's federal and California state net operating loss carry-forwards.

At September 30, 2013, there were approximately $0.5 million in state net operating loss carry-forwards which expire between 2020 and 2024 and $1.1 million in other state tax credit expiring in 2026.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2013 is as follows:

		Amount
Balance at beginning of year	$	15,379,418
Additions for tax positions of prior years		3,753,790
Reductions for tax positions of prior years		(884,738)
Additions for tax positions related to the current year		1,234,568
Expiration of statute of limitations		(3,928,254)
Balance at End of Year	$	15,554,784

Accrued interest on uncertain tax positions at September 30, 2013 was approximately $4.9 million, and is not presented in the unrecognized tax benefits table above.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2013 could decrease by an estimated $7.5 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local tax jurisdictions.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the State of California 2007 to 2013; the States of New Jersey and New York and City of New York 2009 to 2013; the State of Florida and U.S. federal 2010 to 2013.

11. Variable Interest Entities

The Company has a variable interest in one VIE, for which the Company is not the primary beneficiary. The Company's investment in the entity is $10,000,000, which represents the Company's maximum exposure to loss.

12. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

Leases
The Company leases office space under a long-term operating lease expiring in fiscal year 2020.

Future minimum lease payments under this non-cancelable lease were as follows at September 30, 2013:

for the fiscal years ending September 30,	Amount
2014	$ 1,102,373
2015	1,147,676
2016	1,238,282
2017	1,238,282
2018	1,238,282
Thereafter	2,476,564
Total	$ 8,441,459

13. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP") and 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. At September 30, 2013, 32.0 million shares were available for grant under the USIP. The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP and USIP.

All share and per share data have been adjusted retroactively to reflect a three-for-one split of Franklin's common stock in July 2013.

Stock Options

The following table summarizes stock option activity:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2012	270,984	$ 13.86		
Granted	1,842	15.16		
Exercised	(162,678)	13.56		
Transferred out	(71,376)	13.47		
Outstanding and Exercisable at September 30, 2013	38,772	$ 15.16	0.1	$ 1,372,141

Stock option awards generally were granted at prices that were either equal to or above the market value of the underlying shares of Franklin's common stock on the date of grant and expire no later than ten years after the grant date. No stock option awards have been granted since November

2004, except for limited amounts that were issued in conjunction with special cash dividends in fiscal years 2013 and 2012. All stock options were fully vested at September 30, 2013 and all related compensation cost was recognized in prior years.

Stock and Stock Unit Awards
Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Certain performance-based long-term stock and stock unit awards have been granted that generally vest based on the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $12.7 million at September 30, 2013. This cost is expected to be recognized over a remaining weighted-average vesting period of 1.6 years.

Nonvested stock and stock unit awards activity was as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2012	685,848	$ 36.73
Granted	307,893	43.68
Vested	(355,230)	38.93
Forfeited/canceled	(12,474)	36.78
Transferred out	(245,139)	36.54
Nonvested Balance at September 30, 2013	380,898	$ 40.38

Employee Stock Investment Plan
The Company participates in the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"), which allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the ESIP. A total of approximately 0.7 million shares were issued under the ESIP during fiscal year 2013, and 6.4 million shares were reserved for future issuance at September 30, 2013.

All Stock-Based Plan Arrangements
The Company's liability to Franklin for stock-based compensation as of September 30, 2013 was $2,019,890 and is included in accounts payable and accrued expenses in the consolidated statement of financial position.

Franklin generally does not repurchase shares upon share option exercise or vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee

and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

14. Related Party Transactions

The Company enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to affiliates and due from parent and affiliates relate to these transactions.

At September 30, 2013, an unsecured credit agreement was in place under which FMA may lend to Franklin amounts up to a maximum of $500 million. Amounts loaned under this agreement earn interest at 1-month LIBOR plus 0.375% per annum. The expiration date of the agreement is November 15, 2016 unless terminated by mutual written consent of FMA and Franklin. At September 30, 2013, $45 million was receivable under this agreement and was included in due from parent and affiliates in the consolidated statement of financial condition.

15. Net Capital Requirement

FTDI is subject to the Net Capital Rule, which requires the maintenance of minimum net capital. FTDI elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since FTDI does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2013, FTDI had net capital of $38,983,853, which was $38,733,853 in excess of its minimum requirement.

pwc

SEC
Mail Processing
Section

NOV 27 2013

Washington, DC
124

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Franklin/Templeton Distributors, Inc. :

In planning and performing our audit of the consolidated financial statements of Franklin/Templeton Distributors, Inc. (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the onsolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 12, 2013